Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253295

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 12 DATED DECEMBER 18, 2023

TO THE PROSPECTUS DATED APRIL 24, 2023

We are providing this Supplement No. 12 to you in order to supplement our prospectus dated April 24, 2023 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

●	the adjusted per share public offering price for each class of our shares;

●	information about our distributions;

●	the Company’s net asset value for the month ended November 30, 2023;

●	certain return information for all outstanding classes of shares;

●	an update to our Prospectus Summary;

●	an update to our Risk Factors;

●	an update to our Conflicts of Interest; and

●	an update to Our Portfolio.

Public Offering Price Adjustment

On December 14, 2023, the board of directors (the “Board”) approved the new per share public offering price for each share class in this offering. The new public offering prices will be effective as of December 26, 2023 and will be used for the Company’s next monthly closing for subscriptions on December 28, 2023. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in this offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share for each share class as of November 30, 2023. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in this offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$36.31	$35.14	$32.99	$33.70
Selling Commissions, Per Share	$2.18	$1.05
Dealer Manager Fees, Per Share	$0.91	$0.62

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 51 of this Prospectus. On December 14, 2023, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I	Class S
January 26, 2023	January 29, 2023	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

Determination of Net Asset Value for Outstanding Shares for the month ended November 30, 2023

On December 14, 2023, the Board determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under “Determination of Net Asset Value” in this Prospectus. Additionally, pursuant to our share repurchase program, we conduct quarterly share repurchases to allow our shareholders to sell all or a portion of their shares back to us at a price equal to the net asset value per share as of the last date of the month immediately prior to the repurchase date. The repurchase date for our next quarterly repurchase will be December 29, 2023. This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of November 30, 2023 (in thousands, except per share data):

Month Ended November 30, 2023	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$151,584	$166,213	$87,424	$84,885	$403,272	$64,162	$957,540
Number of Outstanding Shares	4,202	5,004	2,612	2,573	11,967	1,751	28,109
Net Asset Value, Per Share	$36.07	$33.22	$33.47	$32.99	$33.70	$36.65
Net Asset Value, Per Share Prior Month	$36.01	$33.07	$33.13	$32.80	$33.55	$36.60
Increase/Decrease in Net Asset Value, Per Share from Prior Month	$0.06	$0.15	$0.34	$0.19	$0.15	$0.05

The change in the Company’s net asset value per share for each applicable share class for the month ended November 30, 2023 was primarily driven by the increases in the fair value of eight out of thirteen of the Company’s portfolio company investments. The fair value of four of the Company’s portfolio company investments decreased during the same period. The fair value of one of the Company’s portfolio company investments did not change. As of November 30, 2023, the Company had total assets of approximately $974.5 million.

Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months (“1-Year Return”), 3-Year Return, 5-Year Return, Average Annual Return (“AAR”) Since Inception, and cumulative total returns through November 30, 2023 (“Cumulative Total Return”), with and without upfront sales load, as applicable:

	YTD Return(1)	1-Year Return(2)	3-Year Return(3)	5-Year Return(4)	AAR Since Inception(5)	Cumulative Total Return(5)	Cumulative Return Period
Class FA (no sales load)	6.6%	8.3%	35.8%	66.4%	14.0%	81.5%	February 7, 2018 – November 30, 2023
Class FA (with sales load)	-0.4%	1.2%	27.0%	55.6%	12.0%	69.7%	February 7, 2018 – November 30, 2023
Class A (no sales load)	6.0%	7.5%	32.0%	55.5%	12.3%	69.6%	April 10, 2018 – November 30, 2023
Class A (with sales load)	-3.0%	-1.6%	20.8%	42.2%	9.8%	55.2%	April 10, 2018 – November 30, 2023
Class I	6.1%	7.4%	32.3%	56.8%	12.7%	71.5%	April 10, 2018 – November 30, 2023
Class T (no sales load)	6.0%	7.5%	30.2%	49.6%	11.0%	60.9%	May 25, 2018 – November 30, 2023
Class T (with sales load)	1.0%	2.4%	24.0%	42.5%	9.6%	53.2%	May 25, 2018 – November 30, 2023
Class D	6.0%	7.5%	32.1%	52.6%	11.3%	61.5%	June 26, 2018 – November 30, 2023
Class S (no sales load)	6.9%	8.5%	38.3%	N/A	14.5%	53.1%	March 31, 2020 – November 30, 2023
Class S (with sales load)	3.2%	4.7%	33.4%	N/A	13.0%	47.7%	March 31, 2020 – November 30, 2023

(1) For the period from January 1, 2023 through November 30, 2023.

(2) For the period from December 1, 2022 through November 30, 2023.

(3) For the period from December 1, 2020 through November 30, 2023.

(4) For the period from December 1, 2018 through November 30, 2023.

(5) For the period from the date the first share was issued for each respective share class through November 30, 2023. The AAR Since Inception is calculated by taking the Cumulative Total Return and dividing it by the return period.

Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution” section in the Company’s Prospectus. Class I and Class D shares have no upfront sales load.

For the eleven month period ended November 30, 2023, sources of declared distributions on a GAAP basis were as follows:

	Eleven Months Ended November 30, 2023
	Amount (in 000s)	% of Total Distributions Declared
Net investment income[1]	$23,237	85.4%
Distributions in excess of net investment income[2]	3,978	14.6%
Total distributions declared	$27,215	100.0%

Cash distributions net of distributions reinvested during the period presented were funded from the following sources:

	Eleven Months Ended November 30, 2023
	Amount (in 000s)	% of Cash Distributions Net of Distributions Reinvested
Net investment income before expense support (reimbursement)	$23,881	151.7%
Expense support (reimbursement)	(644)	(4.1)%
Net investment income	$23,237	147.6%
Cash distributions net of distributions reinvested[3]	$15,742	100.0%

1 There was no expense support due from the Manager and Sub-Manager for the eleven months ended November 30, 2023.

2 Consists of distributions made from offering proceeds for the period presented.

3 For the eleven months ended November 30, 2023, excludes $11,473 of distributions reinvested pursuant to our distribution reinvestment plan.

For the years ended December 31, 2022, 2021, 2020, 2019, and 2018 distributions were paid from multiple sources and these sources included net investment income before expense support of 76.3%, 65.2%, 42.3%, 61.7% and 85.2%, reimbursable expense support of 0.0%, 0.0%, 33.2%, 23.5% and 11.1%, and offering proceeds of 23.7%, 34.8%, 24.5%, 14.8% and 3.7%, respectively. The Company will be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions, however as of the date of this supplement, management believes that reimbursement of all expense support is not probable under the terms of the Expense Support and Conditional Reimbursement Agreement. We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities.

Prospectus Summary, Risk Factors, and Conflicts of Interest

The following disclosure supersedes and replaces the eleventh bullet point under the section “Prospectus Summary—Q: What conflicts of interest exist between us, the Manager, the Sub-Manager and their respective affiliates?,” the third paragraph under the section “Risks Related to the Manager, the Sub-Manager and Their Respective Affiliates—The Sub-Manager may experience conflicts of interests in their management of other clients that may have a similar business strategy as us” and the eleventh bullet point under the section “Conflicts of Interest,” which appear on pages 8, 28 and 140 respectively, of the Prospectus.

Consistent with our allocation policy, in the event that a co-investment opportunity that the Manager has approved for potential participation does not close and the Sub-Manager and its affiliates accumulate broken deal costs in connection with the co-investment opportunity, the Sub-Manager and its affiliates will be required to allocate such broken deal costs among us and the other participating accounts. Broken deal costs will generally be allocated to us by the Sub-Manager pro rata based on our allocation in a proposed co-investment opportunity if our allocation in such co-investment opportunity has been determined; however, in the event that we expect to participate in a co-investment opportunity with Levine Leichtman Capital Partners VII, L.P. (“LLCP VII”), or LLCP Lower Middle Market Fund III, L.P. (“LMM III Fund”) which accumulates broken deal costs and our allocation in such co-investment opportunity has not been determined, we will be allocated 5% of the broken deal costs with respect to a co-investment with LLCP VII, or 10% of the broken deal costs with respect to a co-investment with the LMM III Fund, subject to annual review by the Sub-Manager. We may similarly act as a dedicated co-investor for other private acquisition funds advised by affiliates of the Sub-Manager that are formed in the future, with our allocation percentage being determined at or prior to the time we begin pursuing co-investment opportunities with such vehicles and subject to annual review by the Sub-Manager. Additionally, on a quarterly basis, the Sub-Manager will identify third party broken deal costs for opportunities that were not presented to the Manager for prior approval but which are determined in the Sub-Manager’s reasonable judgment and in a manner consistent with the Sub-Manager’s fiduciary obligations to have qualified as a potential investment opportunity for us on a direct or co-investment basis (such opportunity, a “lookback broken deal”). Subject to approval by the Manager, we will reimburse the Sub-Manager for our allocable portion of third party broken deal expenses incurred in connection with a lookback broken deal. In the case of a lookback broken deal identified as an opportunity on a co-investment basis with LLCP VII or LMM III Fund, our allocable portion of such third party broken deal expenses will be 5% or 10%, respectively. Unless our board of directors approves otherwise, in no event will our portion of the aggregate lookback broken deal expenses exceed $75,000 on a calendar year basis.

Our Portfolio

The following disclosure is added as the second paragraph in the sub-section entitled “Growth Opportunities” under the section “Clarion Safety Systems” contained within the “Our Portfolio” section, which appears on page 100 of the Prospectus.

Clarion Safety Systems

We made an additional equity investment in Clarion of approximately $6.4 million on December 15, 2023. The additional investment financed Clarion’s acquisition of Arrow Industrial Solutions, LLC (“Arrow”) headquartered in Ravenna, Ohio.  Arrow designs, engineers, manufactures, and installs machine safeguarding solutions serving manufacturing facilities.

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